UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Hurray! Holding Co., Ltd.

(Name of Issuer)

Ordinary Shares, represented by American Depositary Shares

(Title of Class of Securities)

447773102

(CUSIP Number)

Rosie Yu

Taiwan Mobile Co., Ltd.

13F-1, No. 172-1, Sec 2, Ji-Lung Rd.

Taipei City 106

Taiwan, Republic of China

Tel: 886-2-6638-3909

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

July 27, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e),
240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

(Continued on the following pages)

CUSIP No. 447773102	Page 2 of 9 Pages

1	Name of Reporting Persons: Taiwan Mobile Co., Ltd.
2	Check the Appropriate Box if a Member of a Group: (A) [ ] (B) [ ]
3	SEC Use Only:
4	Source of Funds: WC
5	Check Box if Disclosure Of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization: Taiwan, Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 20,337,500 (indirectly through Taiwan Cellular Co., Ltd. and TWM Holding Co., Ltd.)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 20,337,500 (indirectly through Taiwan Cellular Co., Ltd. and TWM Holding Co., Ltd.)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,337,500 (indirectly through Taiwan Cellular Co., Ltd. and TWM Holding Co., Ltd.)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]
13	Percent of Class Represented by Amount In Row (11): 0.93%
14	Type Of Reporting Person: HC

CUSIP No. 447773102	Page 3 of 9 Pages

1	Name of Reporting Persons: Taiwan Cellular Co., Ltd.
2	Check the Appropriate Box if a Member of a Group: (A) [ ] (B) [ ]
3	SEC Use Only:
4	Source of Funds: WC
5	Check Box if Disclosure Of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization: Taiwan, Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 20,337,500 (indirectly through TWM Holding Co., Ltd.)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 20,337,500 (indirectly through TWM Holding Co., Ltd.)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,337,500 (indirectly through TWM Holding Co., Ltd.)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]
13	Percent of Class Represented by Amount In Row (11): 0.93%
14	Type Of Reporting Person: HC

CUSIP No. 447773102	Page 4 of 9 Pages

1	Name of Reporting Persons: TWM Holding Co., Ltd. (formerly Simax Investment Holdings Ltd.)
2	Check the Appropriate Box if a Member of a Group: (A) [ ] (B) [ ]
3	SEC Use Only:
4	Source of Funds: WC
5	Check Box if Disclosure Of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 20,337,500
	8	Shared Voting Power 0
	9	Sole Dispositive Power 20,337,500
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,337,500
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]
13	Percent of Class Represented by Amount In Row (11): 0.93%
14	Type Of Reporting Person: CO

CUSIP No. 447773102	Page 5 of 9 Pages

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D dated October 6, 2006 (the “Schedule 13D”) relating to ordinary shares, par value $0.00005 per share (“Ordinary Shares”), of Hurray! Holding Co., Ltd. (the “Issuer”), as represented by American Depositary Shares (“ADSs”), each ADS representing 100 Ordinary Shares. The purpose of this Amendment is to report the sale of 87,655,000 Ordinary Shares, as represented by ADSs, beneficially owned by the Reporting Person (as defined below) pursuant to the tender offer of the Ordinary Shares of the Issuer (the “Tender Offer”) as described in the Schedule TO-T filed with the Securities and Exchange Commission on June 16, 2009, as subsequently amended on July 15, 2009 and July 22, 2009, by Shanda Music Group Limited (“Shanda Music”) and Shanda Interactive Entertainment Limited.

Item 2. Identity and Background

Item 2(a) through Item 2(c), Item 2(f)

This Amendment is being filed by (i) Taiwan Mobile Co., Ltd., a company organized in the Republic of China (“Taiwan Mobile”), (ii) Taiwan Cellular Co., Ltd., a company organized in the Republic of China, (“TCC”), and (iii) TWM Holding Co., Ltd. (formerly known as Simax Investment Holdings Ltd.), a company organized in the British Virgin Islands (“TWMH”). TWMH is the wholly-owned subsidiary of TCC and TCC is the wholly-owned subsidiary of Taiwan Mobile. For purposes of this Amendment and the Schedule 13D, Taiwan Mobile, TCC and TWMH together are referred to as the “Reporting Person”.

The business address of Taiwan Mobile, TCC and TWMH is 13F-1, No.172-1, Sec 2, Ji-Lung Rd., Taipei City 106, Taiwan, Republic of China. Taiwan Mobile is a provider of wireless services in the Republic of China. TCC is a holding company. TWMH is a special purpose vehicle formed for investment and other similar purposes.

Annexes A-1, A-2 and A-3 attached hereto set forth, with respect to each executive officer and director of Taiwan Mobile, TCC and TWMH, respectively, the following information: (a) name, (b) business address, (c) present principal occupation or employment, (d) name of any corporation or other organization in which such employment is conducted, and (e) citizenship.

Item 5.

Interest in Securities of the Issuer

(a)

The Reporting Person beneficially owns 20,337,500 Ordinary Shares, constituting approximately 0.93% of the Issuer’s 2,193,343,740 issued and outstanding Ordinary Shares based on information reported by the Issuer on its Form 20-F filed with the Securities and Exchange Commission on June 26, 2009.

(b)

The Reporting Person has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of all 20,337,500 Ordinary Shares beneficially owned by the Reporting Person.

(c)

The Reporting Person sold 87,655,000 Ordinary Shares represented by 876,550 ADSs to Shanda Music on July 27, 2009 for a total consideration of $3,506,200 in accordance with the terms of the Tender Offer.

(d)

Not applicable.

(e)

As of the date hereof, the Reporting Person is not the beneficial owner of more than five percent of the class of securities of the Issuer.

CUSIP No. 447773102	Page 6 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 4, 2009

TAIWAN MOBILE CO., LTD.

/s/ Vivien Hsu

Signature

Vivien Hsu / Chief Financial Officer

Name/Title

TAIWAN CELLULAR CO., LTD.

/s/ Vivien Hsu

Signature

Vivien Hsu / Chief Financial Officer

Name/Title

TWM HOLDING CO., LTD.

/s/ Vivien Hsu

Signature

Vivien Hsu / Authorized Signatory

Name/Title

CUSIP No. 447773102	Page 7 of 9 Pages

ANNEX A-1

The name, position and present principal occupation of each director and executive officer of Taiwan Mobile are set forth below. The business address for each of the executive officers and directors listed below is 13F-1, No.172-1, Sec 2, Ji-Lung Rd., Taipei City 106, Taiwan, Republic of China. All executive officers and directors listed below are citizens of the Republic of China.

Name	Position	Present Principal Occupation
Richard Tsai	Chairman	Chairman of Taiwan Mobile, Chairman of Taiwan Fixed Network Co., Ltd. and Vice Chairman of Fubon Financial Holding Co., Ltd.
Daniel Tsai	Vice Chairman	Vice Chairman of Taiwan Mobile and Chairman and Chief Executive Officer of Fubon Financial Holding Co., Ltd.
Harvey Chang	Director, Chief Executive Officer and President	Chief Executive Officer and President of Taiwan Mobile
Vivien Hsu	Director, Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer of Taiwan Mobile
Benny Chen	Director	Director of Taiwan Mobile
Howard Lin	Director	Chairman of Fubon Multimedia Technology Co., Ltd. and Chairman of Sinostar Capital Inc.
Victor Kung	Director	Director and President of Fubon Financial Holding Co., Ltd.
Jack J.T. Huang	Independent Director	Partner-in-charge, Jones Day Taipei
Tsung-Ming Chung	Independent Director	Chairman and Chief Executive Officer of Dynapack Technology Corp.
Wen-Li Yeh	Independent Director	Chairman of Greater China of Aegis Media
J. Carl Hsu	Independent Director	Professor, Peking University

CUSIP No. 447773102	Page 8 of 9 Pages

ANNEX A-2

The name, position and present principal occupation of each director and executive officer of TCC are set forth below. The business address for each of the executive officers and directors listed below is 13F-1, No.172-1, Sec 2, Ji-Lung Rd., Taipei City 106, Taiwan, Republic of China. All executive officers and directors listed below are citizens of the Republic of China.

Name	Position	Present Principal Occupation
Richard Tsai	Chairman	Chairman of Taiwan Mobile, Chairman of Taiwan Fixed Network Co., Ltd. and Vice Chairman of Fubon Financial Holding Co., Ltd.
Daniel Tsai	Director	Vice Chairman of Taiwan Mobile and Chairman and Chief Executive Officer of Fubon Financial Holding Co., Ltd.
Harvey Chang	Director and President	Chief Executive Officer and President of Taiwan Mobile
Vivien Hsu	Director and Chief Financial Officer	Senior Vice President and Chief Financial Officer of Taiwan Mobile
Ruth Liaw	Director	Vice President of Accounting Division of Taiwan Mobile
Rosie Yu	Supervisor	Vice President of Finance Division of Taiwan Mobile

CUSIP No. 447773102	Page 9 of 9 Pages

ANNEX A-3

The name, position and present principal occupation of each director and executive officer of TWMH are set forth below. The business address for each of the executive officers and directors listed below is 13F-1, No.172-1, Sec 2, Ji-Lung Rd., Taipei City 106, Taiwan, Republic of China. All executive officers and directors listed below are citizens of the Republic of China.

Name	Position	Present Principal Occupation
Harvey Chang	Director	Chief Executive Officer and President of Taiwan Mobile
Vivien Hsu	Secretary of the Board	Senior Vice President and Chief Financial Officer of Taiwan Mobile